Deutsche Bank
FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated September 20, 2010
Frankfurt am Main, 20 September 2010
Ad hoc: Deutsche Bank AG
Deutsche Bank fixes subscription price for new shares at EUR 33.00 per share
—	Issue of 308.6 million new shares

—	Subscription ratio of 2 : 1

—	Gross proceeds of approximately 10.2 billion Euro
The Management Board and the Chairman’s Committee of the Supervisory Board of Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) today have fixed the subscription price for the new shares from the capital increase against cash contributions at € 33.00 per share.
Deutsche Bank issues a total of 308.6 million new registered no par value shares (common shares) in public offerings in Germany and in the United States using authorized capital. This corresponds to a subscription ratio of 2 : 1. The new shares will have full dividend rights from January 1, 2010. The gross proceeds from the issue amount to approximately € 10.2 billion.
A securities prospectus will be published on September 21, 2010, and will subsequently be available from Deutsche Bank AG. The Bank will file a prospectus supplement relating to the subscription offer with the Securities and Exchange Commission (SEC) on this date as well. These will permit shareholders to exercise their subscription rights during the period from September 22 up to and including October 5, 2010. Trading in the subscription rights on the German stock exchanges will take place from September 22, 2010 through October 1, 2010, and the rights will be admitted to trading on the New York Stock Exchange from September 22, 2010 through September 29, 2010. Delivery of the new shares subscribed within the framework of the subscription rights offering will take place on October 6, 2010.
Admission to trading of the new shares to the regulated market (Prime Standard) of the Frankfurt Stock Exchange and to the regulated market of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart is expected on October 5, 2010. The start of trading and inclusion of the New Shares in the existing listing on the German stock exchanges is expected on October 6, 2010. The inclusion of the New Shares in the existing listing on the New York Stock Exchange is expected at the same time.

Deutsche Bank
Forward-looking statements contain risks
This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.
For readers in the European Economic Area
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. This document does not constitute a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated 4 November 2003 (the “Prospectus Directive”). The public offer in Germany will be made solely by means of, and on the basis of, a securities prospectus which is to be published following its approval by the Bundesanstalt für Finanzdienstleistungsaufsicht. Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which is expected to be published before the start of the subscription period for the subscription rights and will be available for download on the internet site of Deutsche Bank AG (www.db.com). Copies of the prospectus will also be readily available upon request and free of charge at Deutsche Bank AG, Große Gallusstraße 10-14, 60311 Frankfurt am Main Germany.
For readers in the United Kingdom
This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to

Deutsche Bank
whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
For readers in the US
Deutsche Bank has filed a registration statement relating to this offering with the Securities and Exchange Commission. This registration statement is effective. You may get the registration statement and the prospectus supplement, once it has been filed, for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it at Deutsche Bank, Große Gallusstraße 10-14, 60311 Frankfurt am Main, Germany or by calling Deutsche Bank at +49 69 910-00.
NOT FOR PUBLICATION IN AUSTRALIA AND CANADA
Deutsche Bank AG
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
ISIN: DE0005140008
WKN: 514000
Listed: Regulated market in Berlin-Bremen, Duesseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich und Stuttgart; EUREX; NYSE
The International Securities Identification Numbers (ISINs) of further financial instruments issued by Deutsche Bank AG, and admitted to trading on a domestic organized market or for which such admission has been applied for, are available on Deutsche Bank’s Investor Relations website under http://www.db.com/ir/ .